EXHIBIT (A)(7)
                        NATIONAL PICTURE & FRAME COMPANY
                          AND COLONNADE CAPITAL, L.L.C.
                     ENTER INTO DEFINITIVE MERGER AGREEMENT

         Greenwood,  MS --  Sept. 5, 1997 -- National  Picture  &  Frame
Company  and  Colonnade Capital,  L.L.C. announced today that they have entered
into a definitive merger agreement.   The  agreement   calls  for  Colonnade  to
cause NPF Acquisition Corporation, a newly formed company, to acquire National, a leading designer, manufacturer and marketer of picture frames, framed art, framed mirrors and related items.

         Under the terms of the accord, NPF Acquisition will commence a cash tender offer within 5 business days for all of the outstanding shares of National for $12.00 per share. The transaction is valued at approximately $63 million. Completion of the transaction is subject to customary conditions, including availability of financing under a commitment letter obtained by Colonnade and NPF Acquisition and the tender of not less than 90% of National's shares. Any shares not tendered will be cashed out for $12.00 per share in a short-form merger. The Company's directors and executive officers, as well as certain stockholders, have agreed to tender their shares into the offer.

         "We have spent the past 18 months seeking alternatives to maximize shareholder value, and the Colonnade transaction is the result of that process," Daniel Hennessy, Chairman of the Board, stated. "A great deal of outstanding effort has been put forth on both sides to bring us to this point," Mr. Hennessy concluded.

         National trades on The Nasdaq National Market under the symbol "NPAF."